UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2013

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated May 2, 2013.	1

first quarter 2013 report

2 first quarter 2013 report The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations. Disclaimer

3 FIRST QUARTER 2013 REPORT NET PROFIT 91.0 MILLION EUROS +34.8% GROWTH 13.3% PROFIT TO SALES RATIO ADJUSTED1 EBITDA 230.1 MILLION EUROS +7.9% GROWTH 33.7% EBITDA/SALES RATIO BUSINESS REVENUE: 683.7 MILLION EUROS +2.6% GROWTH 8% OF SALES IN SPAIN 1 Excluding non-recurring costs and costs associated with the purchase of Talecris. 2 Excluding costs associated with the purchase of Talecris as well as the amortization of intangibles and of deferred financial costs related to the acquisition.

4 FIRST QUARTER 2013 REPORT 1. PROFIT AND LOSS: MAIN INDICATORS DURING THE FIRST QUARTER OF 2013 SALES PERFORMANCE: International sales generate 92% of income, driving organic growth Sales in Europe, excluding Spain, increase 6% Between January and March 2013, Grifols achieved its highest quarterly sales revenue in absolute terms. Income totaled 683.7 million euros, growing 2.6% with respect to the 666.7 million euros earned during the same period of 2012. The impact of currency fluctuations, particular the euro: dollar rate had a limited impact on sales, which grew by 3.5% in comparable terms at constant currency exchange rate (cc). Grifols’ activity on international markets has driven the company’s sales, with the Spanish market now representing 8.0% of total sales revenue. Sales in foreign markets rose by 4.0%, exceeding 628.9 million euros. With sales already rising in 2012, growth has continued into the first three months of 2013, with particularly impressive performances in regions such as Latin America and Asia, recording growth of 50.6% cc and 40.7% cc, respectively. In Europe, excluding Spain, sales revenue has grown by 6% to 94.5 million euros, while in North America, where demand for plasma proteins continues to rise, sales stand around 410 million euros. This represents a fall of 1.6% (0.5% at cc) as a result of the new conditions attached to contracts in Canada, which have only had a limited impact on the period and due to the effect of comparison with sales reported in the first quarter of 2012, which were exceptionally high. Overall, 92% of Grifols’ income was generated outside of Spain, and the company’s commercial strategy continues to focus on regions with better economic prospects, shorter payment periods, and higher margins. The group’s strong international presence is confirmed by its commercial presence in over 100 countries, with subsidiaries in 24 of these. In addition, with the purchase of Talecris, geographic diversification continues to be fundamental to the group’s growth strategy. Grifols has developed a new integrated global strategy for its logistics and operations systems, designed to optimize distribution infrastructure, improve the efficiency of its operations, and deliver a reduction in costs. Grifols is also undertaking a range of other initiatives, including the restructuring of its logistic centers. By business area, the Bioscience division generated 88.5% of income, and continued to be the principal driver of growth. This division’s sales rose by 3.0% (4.0% cc) to 604.8 million euros as a result of the significant increases in sales volumes, led by albumin and alpha-1-antitrypsin in an environment characterized by price moderation. The Hospital division achieved its highest ever quarterly sales revenue. Its internationalization strategy enables growth in an environment of lower demand for intravenous solutions as a result of the rationalization of healthcare HIGHLIGHTS OF THE QUARTER Grifols achieves its highest quarterly sales revenue in absolute terms Significant improvement in operating margins due to greater efficiency of manufacturing processes and sales mix: EBITDA rises by 150 bp to 31.9% of sales Financial costs fall as a result of the improved funding conditions negotiated at the start of 2012 The financial net debt ratio remained stable at 2.9 times EBITDA1 8.0% of sales generated in Spain Regions such as Latin America and the Asia-Pacific region have gained in importance, and 16.8% of sales are generated in R.O.W. The USA and Canada account for 60.0%, with Europe generating 21.8% Volume growth led by sales of albumin and alpha-1-antitrypsin. Bioscience revenues grow 3.0% Internationalization of the Hospital division continues. Record quarterly sales achieved.

FIRST QUARTER 2013 REPORT

GRIFOLS

expenditure in Spain. The geographical diversification of sales in this division through its hospital logistics area and third-party agreements for the manufacture of injectable medicines helped to achieve a moderate sales growth of 0.4% to 27.2 million euros. For the first time, sales of Hospital Logistics in Latin America outperformed Spain.

Positive performance of two of the key areas of the **Diagnostic division**, Molecular biology and Immunohematology instrumentation, whose DG Gel® blood group typing reagents have established a new standard. During the first quarter of 2013, some third-party distribution contracts were terminated by the company, impacting the division's total sales that fell by 6.3% to 32.6 million euros. These contracts will be replaced by direct sales once the necessary licenses have been obtained. The recent acquisition of 60% of Progenika Biopharma will enable the rapid incorporation of new technologies to this division's product portfolio, including molecular diagnostics tools for immunohematology, cardiovascular, autoimmunity, oncology and diseases of the central nervous system. As a result of these events, 1Q 2013 sales cannot be extrapolated to the rest of the year.

The **Raw Materials & Others division** achieved sales of 19.2 million euros during the quarter. This division includes, among other items, royalties, income derived from manufacturing agreements with Kedrion, and third-party engineering projects performed by Grifols Engineering.

REPORTED SALES BY REGION

IN THOUSANDS OF EUROS	1Q 2013	% ON SALES	1Q 2012	% ON SALES	% VAR.	% VAR. CC*
EU	149,274	21.8%	151,356	22.7%	-1.4%	-1.5%
US+CANADA	409,938	60.0%	416,808	62.5%	-1.6%	-0.5%
R.O.W.	114,855	16.8%	90,844	13.6%	26.4%	28.4%
SUBTOTAL	*674,067*	*98.6%*	*659,008*	*98.8%*	*2.3%*	*3.3%*
RAW MATERIALS	9,631	1.4%	7,674	1.2%	25.5%	27.4%
TOTAL	683,698	100.0%	666,682	100.0%	2.6%	3.5%

REPORTED SALES BY DIVISION

IN THOUSANDS OF EUROS	1Q 2013	% ON SALES	1Q 2012	% ON SALES	% VAR.	% VAR. CC*
BIOSCIENCE	604,786	88.5%	587,209	88.1%	3.0%	4.0%
HOSPITAL	27,155	4.0%	27,047	4.0%	0.4%	0.3%
DIAGNOSTIC	32,559	4.8%	34,750	5.2%	-6.3%	-5.7%
RAW MATERIALS AND OTHERS	19,198	2.7%	17,676	2.7%	8.6%	10.0%
TOTAL	683,698	100.0%	666,682	100.0%	2.6%	3.5%

* Constant currency (CC) excludes the impact of exchange rate movements.

5

FIRST QUARTER 2013
REPORT

GRIFOLS

SOLID RESULTS: MARGINS AND PROFITS CONTINUE TO IMPROVE

EBITDA margin rises by 150 base points to 31.9% of sales

Net profit rises by 34.8% to 91 million euros

The policy of operating costs control continues in place, and gross margin improved by 150 base points (bp) as a result of the optimization of raw material and manufacturing costs. Both factors combined with the sales mix contributed to EBITDA to sales margin rising to 31.9%, compared to 30.4% for the same quarter of 2012. EBITDA for the quarter stood at 218.4 million euros, with growth of 7.8%, evidencing the improved efficiency of the company's manufacturing processes as a result of forecast synergies in the fractionation and purification of proteins.

Adjusted[1] EBITDA, excluding costs associated with the purchase of Talecris and other non-recurring costs, was 230.1 million euros to March 2013, 7.9% higher than in the first quarter of the prior year and representing a ratio to sales of 33.7%.

During the first quarter of 2013 lower financial costs contributed to the group's net profit. This is a result of the improved funding conditions negotiated at the start of 2012, carrying lower interest rates and a modification of the tranches of the credit agreement with the various institutions involved in funding the purchase of Talecris.

Net profit rose by 34.8% for the quarter, to 91.0 million euros. This represents 13.3% of sales, compared to the figure of 10.1% for the same period of 2012, while net adjusted[2] profit rose by 19.0% to 115.7 million euros.

In contrast with the previous year, this result does not include the amortization of deferred financial costs related to the acquisition of Talecris.

The effective tax rate for this quarter was lower mainly due to North Caroline (US) companies filing a combined state corporate tax return and reducing their effective tax rate. It has also benefitted from the availability of deductions for R&D in the United States corresponding to financial year 2012 that were not available previously due to the budgetary situation of the US government.


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RESULTS FOR THE FIRST QUARTER OF 2013

IN MILLIONS OF EUROS	1Q 2013	1Q 2012	% VAR.
REVENUES	683.7	666.7	*2.6%*
EBITDA	218.4	202.6	*7.8%*
% ON SALES	*31.9%*	*30.4%*	
ADJUSTED[1] EBITDA	230.1	*213.1*	*7.9%*
% ON SALES	*33.7%*	*32.0%*	
NET PROFIT	91.0	*67.5*	*34.8%*
% ON SALES	*13.3%*	*10.1%*	
ADJUSTED[2] NET PROFIT	115.7	97.2	*19.0%*
% ON SALES	*16.9%*	*14.6%*	

6

GRIFOLS 7 FIRST QUARTER 2013 REPORT 2. BALANCE SHEET MARCH 2013 TOTAL CONSOLIDATED ASSETS AT SIMILAR LEVELS TO DECEMBER 2012 Inventory levels remain stable, in line with manufacturing requirements Total consolidated assets at March 2013 amounted to 5,784.3 million euros, with no significant changes with respect to the figure of 5,627.5 million euros reported in December 2012. The differences are primarily due to the exchange rate effect on existing assets and liabilities. Inventory levels have remained stable and at levels adequate to meet overall plasma requirements to produce plasma proteins. This reflects the effectiveness of Grifols’ recent initiatives to rationalize and optimize stocks, supported by achieving operating synergies related to raw materials and the sale of more products per liter of plasma processed. Stock turnover was 284 days at the end of the period, in line with the December 2012 level. DEBT LEVELS REMAIN STABLE Grifols’ net financial debt was 2,511.8 million euros, a ratio of 2.9 times adjusted1 EBITDA Cash flows continued to improve during the first quarter of 2013 due to Grifols’ greater exposure to countries with lower payment periods. This has enabled the company to pay off over 30 million euros worth of debt and purchase non-voting shares (Class B), reducing the group’s net cash positions. Grifols has purchased 4,402,986 American Depositary Shares (ADSs) from various funds and accounts managed by Cerberus Capital Management, each ADS equivalent to one non-voting share (Class B). These shares have a total value of 118.9 million dollars, or 27 dollars per ADS. The company’s intention is to hold them as treasury stock to be used in possible corporate operations in the future. The net financial debt to March 2013 was 2,511.8 million euros, slightly up from the figure of 2,396.1 million euros for December 2012. The group’s debt ratio (NFD/adjusted EBITDA) is 2.94 times EBITDA1, broadly in line with the figure of 2.87 times EBITDA for December 2012, and significantly lower than the ratio of 3.79 times recorded in the first quarter of the previous year. PERFORMANCE OF NET EQUITY The share capital increase fully paid against voluntary reserves approved by the Extraordinary Meeting of shareholders in December 2012 has been implemented Grifols’ net equity in the first quarter of 2013 rose to 1,958.2 million euros. The company's share capital at March 2013 totaled 119.5 million euros, represented by 213,064,899 ordinary shares (Class A) with a nominal value of 0.50 euros per share, and 129,827,558 non-voting shares (Class B) each with a nominal value of 0.10 euros. This increase is the result of the equity offering approved by the shareholders as an alternative to the payment of cash dividends, which has seen 16,328,212 new non-voting shares (Class B) being issued. Ordinary Grifols shares (Class A) are listed on the Spanish stock exchange, and a component of the Ibex-35 (GRF), while its non-voting shares (Class B) are also listed on the Spanish stock exchange (GRF.P) and on the NASDAQ (GRFS) via ADRs (American Depositary Receipts). The exchange ratio is 1 Grifols ADR for 1 Class B share.

GRIFOLS 8 FIRST QUARTER 2013 REPORT 3. INVESTMENTS CAPITAL EXPENDITURE Groundbreaking for the new plant in Brazil to manufacture blood extraction and conservation bags Completion of the conversion project to produce Gamunex® (IVIG) in Los Angeles During the first quarter of 2013 Grifols continued with its investment plan (CAPEX) for the 2012-2015 period. The main objective of this plan is the gradual expansion of its manufacturing facilities in Spain and the united States. During the first quarter of 2013, the company had invested over 30.5 million euros. The project to convert and adapt the Los Angeles plant to produce intravenous immunoglobulin (IVIG) Gamunex® has been completed, and the plant will come on stream in the second quarter. The plant is currently under process validation. Construction work for the new plasma fractionation plants at Parets del Vallés (Barcelona, Spain) and Clayton (North Carolina, united States) has been completed as well, and the remaining validation processes are adequately progressing. Grifols has also started construction of a new plant in Brazil for the manufacture of bags for the extraction and conservation of blood components. With a total built area of over 5,400 m2 on a plot of land of 26,000 m2, the plant will have an initial manufacturing capacity of 2 million units, with the possibility of expanding this by a further 2 million. The project has been implemented by Gri-Cei S.A., in which Grifols has a 60% share, with the remaining 40% share held by Brazilian company, CEI (Comércio Exportação e Importação de Materiais Médicos Ltda.). It represents an investment of 5 million euros and is scheduled for completion in 2014. RESEARCH AND DEVELOPMENT Enrollment of patients with Alzheimer’s for the AMBAR study, which involves a combined therapy of apheresis (plasma extraction) and the administration of albumin continues Grifols’ commitment to research is clearly reflected in the results, with R&D spending 3.4% higher than for the same quarter of 2012, at 29.3 million euros, representing 4.3% of sales income. As a pioneer in the research and development of treatments designed to contribute both to scientific progress and to society, in 2013 Grifols commemorates the 25th Anniversary of the United States launch of Prolastin®, the first therapy approved by the Food and Drug Administration (FDA) for the treatment of alpha-1-antitrypsin deficiency by increasing patients’ levels of alpha-1-antitrypsin. Grifols continues to enroll Alzheimer’s patients in the AMBAR study (Alzheimer Management by Albumin Replacement) in both Spain and the United States. This multi-center trial, with an innovative approach that builds on two previous studies, involves combining hemapheresis treatment with the administration of albumin in varying doses and at different intervals.

9.FIRST QUARTER 2013 REPORT 4: ANALYSIS BY BUSINESS AREA AND KEY EVENTS OF THE QUARTER BIOSCIENCE DIVISION: 88.5% OF INCOME Consolidation in Latin America and the Asia-Pacific region Having consolidated its leadership position in the North American and European markets, Grifols has also increased its sales in the Latin America and Asia-Pacific regions, where there is increasing demand for products such as albumin from countries like China. Integration of the logistics and financial processes of all the plasma donor centers into a unified management system completed The inclusion of TPR (Talecris Plasma Resources) into the global corporate management platform has been the final step to complete the integration of the logistics (purchasing function) and financial activities of plasma donor centers into a unified management system for the entire Grifols company in the United States. This is another milestone in the system unification process within the organization. Capacity expansion: New approvals to transfer intermediate pastes Grifols continues with its strategy to optimize manufacturing processes by achieving maximum flexibility of its production capacity. During the first quarter It has obtained approval to purify Fraction IV-1 ( intermediate paste) obtained at Los Angeles, in order to produce Alpha-1 antitrypsin (Prolastin® -C) in its Clayton facility. Grifols is the market leader for this plasma derived protein. The albumin purification plant in Barcelona has also been recently approved by the European Medicines Agency (EMA). This increases albumin purification capacity by 1.1 million litres and it will enable the company to meet the growing market demand for this protein. HOSPITAL DIVISION: 4.0% OF SALES REVENUE Manufacturing and distribution agreement between Cadence Pharmaceuticals and Grifols Cadence Pharmaceuticals has contracted Grifols to manufacture its Ofirmev® acetaminophen (paracetamol) in flexible container for intravenous perfusion, boosting Grifols third-party manufacturing activities as a strategy for promoting the geographical diversification of the division. Hospital Logistic sales momentum in Latin America Grifols is the Spanish leader in logistic systems to optimize the operations of hospital pharmacies, improve its efficiency and reduce costs. For the first time, income from Latin American countries, such as Argentina, Chile or Brazil, jointly exceed revenues in Spain, where despite reductions in public expenditure, has also increased its revenues. First product manufactured for the U.S. market as part of a third party manufacturing agreement. Grifols starts production of the first hospital division product for the United States with FDA license. Grifols will produce as part of a third party manufacturing agreement, zoledronic acid for its worldwide distribution by a U.S company. DIAGNOSTIC DIVISION: 4.8% OF SALES Sales of gel reagent cards for blood typing continue to increase The sales volumes of DG Gel® blood group typing cards have continued to rise in every market in which Grifols has a presence, becoming one of the key drivers of the division. The purchase of 60% of Progenika Biopharma has consolidated the division’s portfolio of products and R&D projects This acquisition helps Grifols to strengthen the division’s product portfolio by giving the Immunohematology area access to the very latest technology. Progenika specializes in the design and manufacture of genomic and proteomic tests for the in vitro diagnosis and prognosis of diseases, and to predict and monitor the response to pharmacological treatment. It is also a leader in the development of molecular diagnostic technologies. Groundbreaking ceremony for the new plant in Brazil to manufacture bags for the extraction and conservation of blood components The plant is scheduled to become operational in the fourth quarter of 2014, with a planned investment of 5 million euros. The construction will enable Grifols to strengthen its direct presence in Latin America and to take forward its plans for internationalizing the division

10.FIRST QUARTER 2013 REPORT PROFIT AND LOSS ACCOUNT IN THOUSAND OF EUROS 1Q 2013 1Q 2012 % VAR. NET REVENUE 683,698 666,682 2.6% COST OF SALES (333,712) (335,493) -0.5% GROSS PROFIT 349,986 331,189 5.7% % ON SALES 51.2% 49.7% R&D (29,308) (28,334) 3.4% SGA (133,274) (131,785) 1.1% OPERATING EXPENSES (162,582) (160,119) 1.5% OPERATING PROFIT 187,404 171,070 9.5% % ON SALES 27.4% 25.7% FINANCIAL RESULT (61,846) (68,293) -9.4% SHARE OF PROFIT OF EQUITY ACCOUNTED INVESTEES (270) 112 - PROFIT BEFORE TAX 125,288 102,889 21.8% % ON SALES 18.3% 15.4% INCOME TAX EXPENSE (35,741) (35,380) 1.0% NET PROFIT FOR THE YEAR 89,547 67,509 32.6% PROFIT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS 1,455 20 - UP NET PROFIT 91,002 67,529 34.8% % ON SALES 13.3% 10.1% EBITDA 218,435 202,640 7.8% % ON SALES 31.9% 30.4% ADJUSTED EBITDA 1 230,069 213,137 7.9% % ON SALES 33.7% 32.0%

11 FIRST QUARTER 2013 REPORT CASH FLOW IN THOUSANDS OF EUROS 1Q 2013 1Q 2012 NET INCOME 91,002 67,529 DEPRECIATION AND AMORTIZATION 31,030 31,570 NET PROVISIONS 1,193 934 OTHER ADJUSTMENTS 40,613 (10,086) CHANGES IN INVENTORIES 18,838 12,704 CHANGES IN TRADE RECEIVABLES (75,766) (4,551) CHANGES IN TRADE PAYABLES (14,532) (18,297) CHANGE IN OPERATING WORKING CAPITAL (71,460) (10,144) NET CASH FLOW FROM OPERATING ACTIVITIES 92,378 79,803 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (29,770) (12,009) CAPEX (30,549) (35,198) R&D/OTHER INTANGIBLE ASSETS (1,891) (2,851) OTHER CASH INFLOW /(OUTFLOW) 3,982 (76) NET CASH FLOW FROM INVESTING ACTIVITIES (58,228) (50,134) FREE CASH FLOW 34,150 29,669 ISSUE (PURCHASE) OF EQUITY (83,286) (2) ISSUE (REPAYMENT) OF DEBT (30,433) (167,868) OTHER CASH FLOWS FROM FINANCING ACTIVITIES 1,192 (30,078) NET CASH FLOW FROM FINANCING ACTIVITIES (112,527) (197,948) TOTAL CASH FLOW (78,377) (168,279) CASH AND CASH EQUIVALENTS AT THE START OF THE YEAR 473,327 340,586 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS 10,038 (7,339) CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 404,988 164,968

12 first quarter 2013 report Balance sheet IN thousands OF euros 1Q. 2013 DECEMBER 2012 ASSETS NON-current ASSETS 3,843,578 3,692,910 GOODWILL AND OTHER INTANGIBLE 2,915,448 2,838,994 property PLANT & equipment 835,705 810,107 NON-current INVESTMENTS IN group AND RELATED COMPANIES 48,575 - OTHER NON-current ASSETS 43,850 43,809 current ASSETS 1,940,745 1,934,564 INVENTORIES 1,002,229 998,644 TRADE AND OTHER RECEIVABLES 517,776 447,173 OTHER current FINANCIAL ASSETS 482 460 OTHER current ASSETS 15,270 14,960 CASH AND CASH equivalents 404,988 473,327 TOTAL ASSETS 5,784,323 5,627,474 equity & LIALIBITITIES equity 1,958,188 1,880,741 CAPITAL 119,515 117,882 SHARE premium RESERVE 890,355 890,355 RESERVES 895,925 620,144 treasury STOCK (88,909) (3,060) EARNINGS 91,002 256,686 NON-CONTROLLING INTEREST 2,699 3,973 OTHER COMPREHENSIVE INCOME 47,601 (5,239) NON-current LIABILITIES 3,214,540 3,153,868 FINANCIAL LIABILITIES 2,741,379 2,690,819 OTHER NON-current LIABILITIES 473,161 463,049 current LIABILITIES 611,595 592,865 FINANCIAL LIABILITIES 192,333 195,578 OTHER current LIABILITIES 419,262 397,287 TOTAL equity AND LIABILITIES 5,784,323 5,627,474

13 FIRST QUARTER 2013 REPORT 124 122 120 118 116 114 112 110 108 106 104 102 100 98 96 94 92 90 (BASE 100, FROM JANUARY 1 TO MARCH 31 2013) JAN 2013 FEB MAR APR GRIFOLS B: 117.17 GRIFOLS : 109.73 IBEX : 96.97 GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B VS IBEX 35 1 Excluding non-recurring costs and costs associated with the purchase of Talecris. 2 Excluding costs associated with the purchase of Talecris as well as the amortization of intangibles and of deferred financial costs related to the acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: May 2, 2013